Exhibit 99.1

For Immediate Release

GREEN MOUNTAIN COFFEE ROASTERS, INC. CONFIRMS $35.00 PER SHARE

ENHANCED CASH PROPOSAL TO ACQUIRE DIEDRICH COFFEE, INC.

Green Mountain Offer Continues To Constitute A Superior Proposal

Waterbury, VT – December 2, 2009 – Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) (“GMCR”) announced that yesterday it submitted an enhanced proposal to acquire Diedrich Coffee, Inc. (NASDAQ: DDRX) (“Diedrich”) for $35.00 per share in cash pursuant to a cash tender offer, in a transaction with a total value of approximately $290 million. GMCR has been informed by representatives of Diedrich’s Board that this offer continues to constitute a superior proposal, as defined in the existing merger agreement between Diedrich and Peet’s Coffee & Tea, Inc. (NASDAQ: PEET), to Peet’s November 30, 2009 cash and stock proposal. GMCR anticipates that this transaction will be neutral to slightly accretive within the first twelve months following the close, excluding one-time transaction expenses, and accretive thereafter.

GMCR’s all-cash proposal provides Diedrich shareholders with more value and greater certainty than Peet’s November 30, 2009 proposal. Peet’s proposal had a significant stock component and its shares have demonstrated substantial volatility over the last 90 days. GMCR believes that Diedrich shareholders will also recognize that a transaction with Peet’s would result in a highly leveraged company.

Lawrence J. Blanford, President and Chief Executive Officer of GMCR, said, “We were pleased to learn that Diedrich’s Board of Directors has determined that our $35.00 per share offer continues to constitute a superior proposal to Peet’s November 30, 2009 cash and stock proposal. We look forward to working with the Diedrich Board to complete this transaction promptly for the benefit of stakeholders of both companies.

“This is a compelling transaction for GMCR shareholders as it adds three leading and complementary coffee brands to our own portfolio, as well as strategically located manufacturing and distribution facilities. We are eager to start realizing the benefits of this transaction for our shareholders as quickly as possible, and therefore after careful deliberation, we determined to enhance our proposal to $35.00 per Diedrich share,” added Blanford.

Under the terms of GMCR’s proposal, GMCR will acquire all of the outstanding shares of Diedrich common stock, with no financing and no due diligence contingencies. The transaction will be fully financed through cash on hand and GMCR’s existing bank lines of credit. GMCR intends to commence the cash tender offer promptly after signing a merger agreement with Diedrich. GMCR noted that it has thoroughly evaluated this transaction and is confident it can consummate the transaction promptly in early 2010. In that regard, GMCR’s offer includes a graduated reverse break-up fee structure such that the reverse break-up fee starts at $8,517,000 for a termination on or prior to February 15, 2010 and increases by $1,000,000 in each subsequent 60 day period, in each case payable by GMCR to Diedrich in the unlikely event that regulatory approvals are not obtained under the terms and conditions of the merger agreement.

BofA Merrill Lynch is serving as financial advisor to GMCR on this transaction and Ropes & Gray LLP is serving as its legal advisor.

About Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR)

As a leader in the specialty coffee industry, Green Mountain Coffee Roasters, Inc. is recognized for its award-winning coffees, innovative brewing technology, and socially responsible business practices. GMCR’s operations are managed through two business units. The Specialty Coffee business unit produces coffee, tea and hot cocoa from its family of brands, including Tully’s Coffee®, Green Mountain Coffee®, Newman’s Own® Organics coffee and Timothy’s World Coffee®. The Keurig business unit is a pioneer and leading manufacturer of gourmet single-cup brewing systems. K-Cup® portion packs for Keurig® Single-Cup Brewers are produced by a variety of licensed roasters, including Green Mountain Coffee, Tully’s Coffee and Timothy’s. GMCR supports local and global communities by offsetting 100% of its direct greenhouse gas emissions, investing in Fair Trade Certified™ coffee, and donating at least five percent of its pre-tax profits to social and environmental projects. Visit www.gmcr.com for more information.

Forward-looking statements

Certain statements contained herein, including GMCR’s intention to complete the proposed acquisition, are not based on historical fact and are “forward-looking statements” within the meaning of the applicable securities laws and regulations. Generally, these statements can be identified by the use of words such as “anticipate,” “believe,”, “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “would,” “and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Owing to the uncertainties inherent in forward-looking statements, actual events or results could differ materially from those stated herein. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the impact on sales and profitability of consumer sentiment in this difficult economic environment, GMCR’s success in efficiently expanding operations and capacity to meet growth, GMCR’s success in efficiently and effectively integrating Tully’s and Timothy’s wholesale operations and capacity into its Specialty Coffee business unit, GMCR’s success in introducing new product offerings, the ability of lenders to honor their commitments under GMCR’s credit facility, competition and other business conditions in the coffee industry and food industry in general, fluctuations in availability and cost of high-quality green coffee, any other increases in costs including fuel, Keurig’s ability to continue to grow and build profits with its roaster partners in the At Home and Away from Home businesses, the impact of the loss of major customers for GMCR or reduction in the volume of purchases by major customers, delays in the timing of adding new locations with existing customers, GMCR’s level of success in continuing to attract new customers, sales mix variances, weather and special or unusual events, as well as other risks described more fully in GMCR’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements reflect management’s expectations as of the date of this press release, and are subject to certain risks and uncertainties. GMCR does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases.

Additional Information

The tender offer to purchase shares of Diedrich common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of Diedrich common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which GMCR will file with the SEC and mail to Diedrich stockholders. Security holders of Diedrich are advised to read the Tender Offer Statement when it becomes available, because it will contain important information about the tender offer. Investors and security holders of Diedrich also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by GMCR with the SEC (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the

Tender Offer Statement and related materials may be obtained (when these documents become available) from GMCR by written request to: Green Mountain Coffee Roasters, Inc., Attention: General Counsel, 33 Coffee Lane, Waterbury, Vermont 05676.

GMCR Contacts:

Investor Relations:

Frances G. Rathke, CFO

802-882-2300

Media:

Joele Frank / Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449